AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 17, 2002
                                                      REGISTRATION NO. 333-

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM S-6

                               ------------------
                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2
                               ------------------

A.   EXACT NAME OF TRUST:

            TAX EXEMPT SECURITIES TRUST, ARIZONA TRUST 1
            (A UNIT INVESTMENT TRUST)

B.   NAME OF DEPOSITOR:   SALOMON SMITH BARNEY INC.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            SALOMON SMITH BARNEY INC.
                            388 GREENWICH STREET
                            NEW YORK, NY 10013

D.   NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                           COPY OF COMMENTS TO:
     MICHAEL KOCHMANN                      MICHAEL R. ROSELLA, ESQ.
     Salomon Smith Barney Inc.             Paul, Hastings, Janofsky & Walker LLP
     300 First Stamford Place, 4th Floor   75 East 55th Street
     Stamford, Connecticut 06902           New York, New York 10022-3205
                                           (212) 318-6800

E.   TITLE OF SECURITIES BEING REGISTERED:

            An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.   APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

            As soon as practicable after the acquisition and deposit of the underlying obligations.


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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED JUNE 17, 2002




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                                                     TAX EXEMPT SECURITIES TRUST
                                                                 ARIZONA TRUST 1
                                                       (A UNIT INVESTMENT TRUST)

================================================================================

        A final prospectus for a prior Series of Tax Exempt Securities Trust is hereby incorporated by reference and used as a preliminary prospectus for Tax Exempt Securities Trust Series, Arizona Trust 1. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Although the previous prospectus includes the specific trusts indicated therein, the specific trusts included with this new Trust when deposited will differ from such previous trusts. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trusts should be considered as being included for informational purposes only. The estimated current return and long-term return for the Trust will depend on the interest rates and offering side evaluation of the securities in the Trust and may vary materially from those of previous trusts. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust. Additionally, since this is the first time a Series of Tax Exempt Securities Trust will offer an Arizona Trust, the risk factors and tax treatment regarding an investment in such Trust are included below. These disclosures for Arizona Trust 1, which will appear in Part C of the final prospectus for the Trust in substantially the same format, subject to more current information and/or minor revisions, read as follows:

Arizona Trust

        Risk Factors

        The following represents special considerations regarding investment in Arizona municipal obligations. (Continued on next page.)



        The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

        The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from studies, reports and analyses conducted by third party analysts, economists, researchers and state officials relating to the general state of the Arizona economy ("Economic Reports") available as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Economic Reports.

        There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on the state of Arizona or local government finances generally, will not adversely affect the market value of Arizona municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

        Population

        According to U.S. Census Bureau estimates, between 1990 and 2000, Arizona was the second fastest growing state in the nation, with a 40% increase in its population. Arizona's population expanded more than three times as fast as that of the nation during this 10-year period. Arizona maintained its ranking as the second fastest growing state after Nevada based on the U.S. Census Bureau's estimates for mid-year 2000 and 2001 with a population growth of 3.4%, making it the 20th most populous state in the nation in 2001. Forecasters at the U.S. Census Bureau expect Arizona's population to move past that of Maryland and Wisconsin in the next one to two years to become the 18th most populous state in the nation.

        Researchers at Arizona State University attribute Arizona's population growth mainly to net migration (both national and international), which accounted for nearly 70% of Arizona's numeric increase. Total net migration to Arizona ranked fourth in the nation, and Arizona's net natural increase ranked ninth. According to Arizona State University's Center for Business Research, however, Arizona's population growth has been slowing gradually since its 1996-1997 peak, with more substantial slowing expected over the next several quarters due to the slowing of economic growth. Arizona State University's Center for Business Research estimated Arizona's population at approximately 5.3 million in 2001 and 5.4 million in 2002. According to the Arizona Department of Economic Security, Arizona's projected population by 2010 is 6.1 million. This growth in population, however, will require corresponding increases in state revenue to meet increased demands in infrastructure development and various services, and the performance of Arizona's economy will be critical to providing such increased revenue to meet the projected growth.

        Economy

        In the aftermath of the events of September 11, 2001, many economists were acknowledging the decline in the Arizona economy, but were optimistic that the Arizona economy would not suffer any more than the national economy. A study of the recession and employment trends conducted in December of 2001 by the Arizona Blue Chip Economic Forecast, predicted that the local recession would be less severe than the nation's as a whole, and a senior economist with the Bank One Economic Outlook Center indicated that the Arizona Index of Economic Indicators for September and November of 2001 signaled at least a modest recovery as early as the beginning of the second quarter of 2002. More recently, however, economists at Arizona State University stated that Arizona may have been among the states most impacted from the fallout of the terrorist attacks.

        Although many economists are projecting gradual improvement later this year, they expect it to be a lower-than-normal growth compared to past years in areas such as jobs, personal income and retail sales. Economists from Arizona State University predict that the events of September 11 will further slow economic activity in the state during 2002 with hits to tourism, tax revenue and employment growth, but expect to see improvement in 2003.


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        Economic Sectors

        Arizona's principal economic sectors include services, wholesale and retail trade, and manufacturing. Although the Arizona economy has generally improved since September 11, according to economists at the University of Arizona, economic activity has not recovered since September 11 and a number of industries remain down between 5% to 25%.

        Services/Tourism

        The state's single largest economic sector is services consisting of nearly one-third of Arizona's jobs. According to the Arizona Department of Security, however, as of December 2001, the services industry had suffered its seventh consecutive month of job losses, and is expected to show additional weakness in 2002, with modest recovery in 2003.

        One of the industries most affected within the services sector is the tourism trade services industry. Economists at Arizona State University have attributed the deterioration in the Arizona economy primarily to jobs lost in the tourism trade services industry. This industry was already experiencing a decline prior to September 11 due to a cutback on business spending resulting from the general slowdown in the national economy, and following the events of September 11, the hotels and lodging industry experienced the steepest annualized contraction ever seen by the industry. The transportation industry lost 4,100 jobs since its July 2001 peak, and 5,500 jobs have been cut since an August 2000 peak in the hotel industry with 4000 of the cuts occurring in the fourth quarter of 2001. Economists at Arizona State University agree that it may be 2003 before this industry recovers from its losses. February reports, however, did reflect the addition of a total of 7,200 jobs in the services industry, although this was a less-than-seasonal increase.

        Wholesale and Retail Trade

        The Arizona Department of Economic Security reports that trade jobs showed a greater-than seasonal gain of 3,500 jobs in February 2002, following greater-than expected losses in January. Although the wholesale trade industry added 700 jobs in February, this industry has exhibited general weakness since March of 2001. Retail trade, on the other hand, gained an unexpected 2,800 jobs in February. According to economists at Arizona State University, although retail sales numbers were better than expected throughout the holiday season and early 2002, they are still concerned about the strength of this industry as existing markets continue to become more saturated.

        Manufacturing

        Manufacturing, which accounted for approximately 9.5% of the state's employment in 2001, has been on the decline since peaking in January 2001 losing more than 10,000 jobs since that time. According to the Arizona Department of Economic Security, this industry remains weak as continuing layoffs have brought it to 1995 employment levels. The high-technology industries, which have exhibited some resistance to the recent downturn, make up more than half of the manufacturing sector.

        Construction

        In the past, fast population and business growth have contributed to the growth of the construction sector. However, economists at the University of Arizona are expecting the industry to soften based on softness in labor markets, reduced population growth, and much lower confidence. Until approximately the third quarter of 2001, the strength and growth of the construction industry was the only sector still helping to boost an otherwise slowing economy. In February of 2002, however, there was an increase of 900 construction jobs. The decline in construction employment has resulted in a loss of 13,200 jobs or an 8% decrease since peaking in


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February 2001, mainly due to the slowdown in commercial construction. The
Arizona Department of Economic Security predicts a 4% decline in construction jobs in 2002, with only a slight recovery in 2003.

        Despite the general declines in the construction industry, residential construction has continued to remain strong most likely due to low and declining interest rates as well as the use of real estate as an alternative to investment in the volatile stock market. Economists at the University of Arizona note the continued rise in resale housing prices in Arizona, 8% over the past year, as compared to the stock market which has lost value in each of the past two years. However, University of Arizona economists question the ability of the housing market to continue its positive performance in the wake of declining job growth in Arizona, which has become negative in recent months. Historically, the number of residential unit permits has had a close relationship to job growth. Due to the slowdown in job growth, economists at the University of Arizona forecast a 20% decline in permit activity during 2002, but believe that a 50% drop from current levels in permit activity may be possible. In addition, economists at the University of Arizona expect further slowing of the commercial construction industry as the economy continues to weaken and absorption rates of commercial space continue to decline. Economists at Arizona State University report that absorption of commercial space fell from 3.4 million square feet in 2000 to only 703,000 square feet in 2001.

        Employment

        Employment growth in Arizona was 47% or 2.5 times as fast as the national average between 1990 and 2000. However, since approximately the second quarter of 2000 the economic slowdown in Arizona has resulted in greater-than-seasonal job losses in all of the major industries. Between September 2000 and September 2001, no jobs were created in Arizona, compared to the average of 90,000 jobs added in each of the previous five years. According to economists at the University of Arizona, no job growth is expected in 2002, and a 2.6% growth is expected in 2003.

        The Arizona Department of Economic Security reports the seasonally adjusted unemployment rate for February at 6%, up from January's rate of 5.8%. Arizona's current unemployment rate is higher than the national rate, which was down slightly at 5.5%. University of Arizona economists expect unemployment to continue to rise to 6.5% by mid-2002.

        According to economists at the University of Arizona, although personal income grew by 9.2% in 2000, growth of less than 3% is expected in 2002, and 6.3% in 2003. University of Arizona economists expect that this meager growth in personal income will have a dramatic effect on revenue from sales and income taxes, which will present problems for the state budget.

        Budget

        Arizona is required by law to maintain a balanced budget. With the state facing a deficit approaching $1.0 billion, Governor Hull called for a special session of the legislature to make adjustments to the FY 2002 and FY 2003 budgets in September 2001. The special session produced a revised budget for FY 2002, but did not adopt a budget for FY 2003, leaving that to be addressed during the regular session of the legislature that convened in January 2002.

        On June 4, 2002, Governor Hull allowed four major budget bills to become law without her signature. In a letter to the legislature explaining her actions, the Governor stated that the Legislature had ignored options for improving the state's financial position and had, in her view, made the situation even more uncertain.

        Nevertheless, the plan adopted by the legislature eliminates the deficit through the use of $197 million in one- time fund transfers and a $735 million reduction in the FY 2003 statutory spending level. Relative to the FY 2002 budget, revenues will decline by $187 million. Baseline revenue growth of $270 million and new fund transfers of $197 million in FY 2003 will be offset by the $547 million loss of one-time revenues used to balance the FY 2002 budget and a $75 million set-aside for the potential liability presented by the Laedwig lawsuit. Compared to the FY 2002 budget, general fund spending will decline by 3 percent or $190 million. The net decrease is obtained by offsetting the new statutory spending requirements of $545 million with spending reductions of $735 million.

        The budget legislation requires any FY 2002 shortfall to be funded from the Budget Stabilization Fund (BSF). There is approximately $110 million remaining in the fund. If the fiscal year were to end with the current revenue shortfall of $74.1 million, this amount would be covered by the BSF, leaving a balance of approximately $36 million. Any June revenue shortfalls, along with the level of alternative fuel tax credits, could cause the balance to fluctuate.

        Because of the importance of tourism to Arizona's economy, the State was particularly hard hit by the events of September 11. The reason for the dramatic impact on tax revenue is because of the state's increased dependence on sales taxes rather than income and property taxes due to tax cuts enacted over the past several years of economic expansion. Compounding the problem is lower income tax collections resulting from the fall in the stock market. As a result, Arizona State University economists expect the impact on the state budget to be more pronounced than on the general state of the Arizona economy.

        Liabilities

        A class action lawsuit known as the "Laedwig" case, is a potential significant liability to the State of Arizona. The lawsuit alleges that the state's treatment of individual income taxes between 1986 and 1989 was unconstitutional. While it is currently impossible to assess the extent of the impact this lawsuit will have on the fiscal year 2003 budget, $75 million has been set-aside in the current budget to cover the potential exposure.

        The state is also faced with numerous federal tax law changes that could impact the state by at least $150 million if Arizona fully conforms to the changes. The changes to the federal tax laws include changes made in the corporate depreciation laws, estate tax laws, and individual income tax laws. Currently, Governor Hull estimates the impact of the Laedwig case and the federal tax law changes on the fiscal year 2003 budget at $80 million.

        Indebtedness

        The Arizona Department of Transportation accounts for $1.3 billion of the state's total bonded indebtedness, which represents 63% of the state's total indebtedness. The other main bond debt for the state is for its universities, which accounts for $578.2 million or 28% of the state's total $2.1 billion debt in outstanding bonds. Despite revenue shortfalls, the state's highway department and other issuers are planning to move forward with scheduled bonding programs.

        Revenue

        According to the Center for Business Research at Arizona State University, revenue from the three main Arizona taxes, sales taxes, individual income taxes and corporate income taxes, was down 2.9% from July through November in fiscal year 2001, compared to a growth of 3.4% in fiscal 2000, 7.9% in fiscal 1999 and 9% in fiscal 1998.

        Growth in sales taxes has remained positive, but researchers at Arizona State University do not expect the growth to continue. Most of the sales tax growth has been attributed to the significant boost in auto sales resulting from 0% and other promotional financing offers available in the last three months of 2001. Arizona


                                       5
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State University researchers believe that year-to-date totals may have been distorted by the sales made late in 2001, and, therefore, sales tax revenue is expected to decline for the first six months of 2002.

        Researchers at Arizona State University expect individual and corporate income taxes to continue their decline due to the drop in stock market profits and reduced corporate profits, to stabilize in 2002 and start growing again in 2003. Researchers at the Center for Business Research at Arizona State University do not expect income tax collections to go back to pre-stock market correction levels for at least three to four years unless the market soars once again. These researchers also believe the decline in the stock market will continue to have an impact on corporate income tax collections as companies use loss carry forwards to offset their income in the coming years.

        Arizona Taxes--

        In the opinion of Gallagher & Kennedy, P.A., special Arizona counsel on Arizona tax matters, under existing law:

        Holders of the Arizona Trust will not be subject to Arizona income tax on interest income on the pro rata portion of any Bond of which the Holder is considered to be an owner if the Bond is an obligation of the State of Arizona, its counties, municipalities or other political subdivisions. If the interest income on the Holder's pro rata portion of a Bond, however, is an obligation of any state, territory or possession of the United States, or any political subdivision thereof, located outside of the State of Arizona, the Holder will be required to include the interest income in its Arizona taxable income, subject to statutory deductions.

        An individual Holder who is a resident of Arizona will be required to include in its Arizona taxable income its gain or loss received on the taxable disposition of its pro rata portion of any Bond of which it is considered to be an owner. A non-resident individual Holder, however, will not be subject to Arizona income tax on the taxable disposition of its portion of a Bond if the non-resident Holder does not have a business situs within the State of Arizona unless the Holder is engaged in the business of regularly buying or selling the Bonds in Arizona.

        A corporate Holder domiciled in Arizona will be required to include in its Arizona taxable income its gain or loss in the taxable disposition of its pro rata portion of any Bond if the gain or loss is nonbusiness income. And, a corporate Holder will be subject to Arizona income tax on the gain or loss attributable to a taxable disposition of its portion of a Bond if the gain or loss is business income which is apportioned to Arizona.

        Units of the Arizona Trust, held by Arizona residents, will be subject to Arizona estate tax upon the death of the Arizona resident. But, neither the Bonds nor the Units will be subject to Arizona personal property tax. Arizona transaction privilege or use tax will not apply to either sales or holding of Units in Arizona.


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


                                     Part II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

        A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                             SEC FILE OR
                                                          IDENTIFICATION NO.
                                                          ------------------
I.      Bonding Arrangements and Date of
        Organization of the Depositor filed
        pursuant to Items A and B of Part II of
        the Registration Statement on Form S-6
        under the Securities Act of 1933:

        Salomon Smith Barney Inc.                              2-55436

II. Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules
        15b1-1 and 15b3-1 of the Securities
        Exchange Act of 1934:

        Salomon Smith Barney Inc.                              8-8177

III. Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

        Salomon Smith Barney Inc.                              333-83314


        B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

        Salomon Smith Barney Inc.                              13-1912900
        JPMorgan Chase Bank                                    13-4994650

Supplemented final prospectuses from the following Series of Tax Exempt Securities Trust (all of which are incorporated herein by reference) may be used as preliminary prospectuses for this Series: Tax Exempt Securities Trust, National Trust 306, California Trust 195 and New York Trust 209 (Reg. Nos. 333-86134, 333-83854 and 333-88110, respectively); and Tax Exempt Securities Trust, National Trust 307 (Insured), National Trust 308, Florida Trust 116 and Maryland Trust 125 (Reg. Nos. 333-89106, 333-89108, 333-88106 and 333-83862,
respectively).

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

        The facing sheet of Form S-6.
        The Prospectus.
        Additional Information not included in the Prospectus (Part II).
               The undertaking to file reports.
               The signatures.
        *Consent of Independent Auditors.

The following exhibits:

        1.1 -- Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

        1.1.1-- Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 of Tax Exempt Securities Trust, National Trust 208, 1933 Act File No. 33-58591 filed on June 22, 1995).

        1.2 -- Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

        2.1 --        Form of Certificate of Beneficial Interest (included in
                      Exhibit 1.1).

        *3.1-- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Miscellaneous-Legal Opinion" in the Prospectus.

        *4.1--        Consent of the Evaluator.



---------------
* To be filed with Amendment to Registration Statement.

                                   SIGNATURES

        PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 17TH DAY OF JUNE, 2002.

                         Signatures appear on page II-4.

        The principal officers and a majority of the members of the Board of Directors of Salomon Smith Barney Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

SALOMON SMITH BARNEY UNIT TRUSTS
        (Registrant)
SALOMON SMITH BARNEY INC.
        (Depositor)
                                  By:  /S/  GEORGE S. MICHINARD, JR.
                                       -----------------------------
                                       GEORGE S. MICHINARD, JR.
                                       (Authorized Signatory)

        By the following persons*, who constitute the principal officers and a majority of the Board of Directors of Salomon Smith Barney Inc.:

        Name                      Title
        ----                      -----

        DERYCK C. MAUGHAN         Director
        MICHAEL A. CARPENTER      Chief Executive Officer, Chairman and Director
        MICHAEL J. DAY            Comptroller

                                  By:  /S/  GEORGE S. MICHINARD, JR.
                                       -----------------------------
                                       GEORGE S. MICHINARD, JR.
                                       (Authorized Signatory)



---------------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-66875 and 333-83588.


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